UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Shareholder Return Policy of SK hynix Inc. (the “Company”) (Fair Disclosure)

1. Information	Title	Shareholder Return Policy
Details

- The Company’s current shareholder return policy is premised on achieving financial soundness targets, and the Company believes that progress toward those targets is proceeding as planned.

- For the policy period (2025 to 2027), the Company plans to return over 50% of cumulative Free Cash Flow to its shareholders.

•

The Company will pursue both the acquisition and cancellation of treasury shares and cash dividends in order to improve shareholder value.

•

The Company is also reviewing an expansion of dividends, including existing fixed dividends and special dividends.

- In light of the Company’s meaningful generation of Free Cash Flow, the Company has decided to implement an early return to shareholders.

•

The Company considers its recent share price to be undervalued relative to the Company’s intrinsic value and has therefore decided to acquire and cancel treasury shares in the amount of approximately Won 40 trillion in order to achieve efficient capital reallocation and enhance shareholder value.

•

Going forward, the Company plans to continue to acquire and cancel treasury shares during the policy period, taking into account cash flow, market conditions and distributable profits.

•

Further details on additional returns to shareholders, including the specific scale and methods of dividends and acquisitions of treasury shares, will be determined through resolutions of the board of directors of the Company and announced at the time of the third quarter earnings announcement.

	Expected Time of Disclosure	—

2. Provision of Information	Provider	Investor Relations, SK hynix
	Target Audience	Shareholders and investors, media press, etc.
	Expected Time and Date of Provision	August 19, 2026
	Name of Event (Location)	—

3. Point of Contact (Department/Telephone Number)		Investor Relations, SK hynix (+82-31-5185-4114)

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: August 19, 2026